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SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

Musicland Stores Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
62758B109 (CUSIP Number)

John R. Houston
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 6, 2000 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  / /.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)
Best Buy Co., Inc. (#41-0907483)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 1

		(8)	Shared Voting Power 10,956,784 shares

		(9)	Sole Dispositive Power 1 shares

		(10)	Shared Dispositive Power 10,956,784 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
10,956,785 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
34.1%

(14)	Type of Reporting Person (See Instructions)
CO

(1)	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)
EN Acquisition Corp. (No I.R.S. Identification No. available)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 1 shares

		(8)	Shared Voting Power 10,956,784 shares

		(9)	Sole Dispositive Power 1 shares

		(10)	Shared Dispositive Power 10,956,784 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
10,956,785 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
34.1%

(14)	Type of Reporting Person (See Instructions)
CO

ITEM 1. SECURITY AND ISSUER

    The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01, of Musicland Stores Corporation, a Delaware corporation ("Musicland"). Musicland's principal executive offices are located at 10400 Yellow Circle Drive, Minnetonka, MN 55343.

ITEM 2. IDENTITY AND BACKGROUND

    This Statement is being filed by Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), and EN Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Best Buy ("Purchaser" and, together with Best Buy, the "Reporting Persons"). The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning the Purchaser and Best Buy") and Schedule I thereto is incorporated herein by reference. The Offer to Purchase is filed as an Exhibit hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On December 6, 2000, Best Buy, through the Purchaser, agreed to acquire Musicland by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger, dated as of December 6, 2000 (the "Merger Agreement"), by and among Best Buy, the Purchaser and Musicland, and subject to the conditions set forth therein. Pursuant to the Merger Agreement, the Reporting Persons commenced a tender offer to purchase all the outstanding shares of Musicland (the "Shares") at $12.55 per share, net to the seller in cash (the "Offer") and, subject to the completion of the Offer and certain other conditions more fully described in the Merger Agreement, merge with and into Musicland and Musicland will become a wholly-owned subsidiary of Best Buy. Completion of the Offer is subject to the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

    As an inducement to the Reporting Persons' entering into the Merger Agreement, certain stockholders of Musicland entered into shareholder support agreements, dated as of December 6, 2000 (the "Shareholder Support Agreements"), among the Reporting Persons and certain Musicland stockholders (each a "Stockholder," and collectively, the "Stockholders"). Pursuant to the Shareholder Support Agreements, the Stockholders have each granted Best Buy an irrevocable proxy to such Stockholder's Shares of Musicland common stock in favor of the Merger and have agreed to tender all their Shares pursuant to the Offer.

    The Reporting Persons have also entered into a Stock Option Agreement, dated December 6, 2000 (the "Stock Option Agreement"), pursuant to which Musicland has granted to the Purchaser an option (the "Top-Up Stock Option") to purchase that number of Shares of Musicland common stock (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Reporting Persons immediately following consummation of the Offer, will constitute ninety (90%) of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the price paid per Share in the Offer. The Top-Up Stock Option may only be exercised upon tender and payment pursuant to the Offer of Shares constituting, together with shares owned directly or indirectly by Best Buy, more than sixty-seven percent (67%) of but less than ninety percent (90%) of the Shares of Musicland common stock then outstanding on a fully-diluted basis. The Top-Up Option cannot be exercised if the number of Shares subject to the Top-Up Stock Option exceeds the number of Shares available for issuance.

    No capital of the Reporting Persons is expected to be expended in connection with the exercise of their rights with respect to the Shares covered by the Shareholder Support Agreements or the Stock

Option Agreement. The Shareholder Support Agreements and the Stock Option Agreement are attached hereto as Exhibits and are incorporated herein by this reference. With respect to the purchase by the Reporting Persons of the Shares tendered in accordance with the terms of the Shareholder Support Agreements or pursuant to an exercise of the Stock Option Agreement, the Reporting Persons will utilize their working capital to pay the purchase price and the information set forth in the Offer to Purchase under Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

    (a)—(b)  The information set forth in the Offer to Purchase under Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.

    (c) Not applicable.

    (d)—(g)  The information set forth in the Offer to Purchase under Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.

    (h)—(i)  The information set forth in the Offer to Purchase under Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") and Section 7 ("Effect of the Offer on the Market for the Shares, New York Stock Exchange Listing and Exchange Act Registration") is incorporated herein by reference.

    (j)  Other than described above, the Reporting Persons currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)—(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)—(b)  As a result and subject to the terms of the Shareholder Support Agreements and the proxies granted pursuant thereto, the Purchaser has the power to vote an aggregate of 10,956,784 Shares of Musicland common stock for the limited purposes described in the Shareholder Support Agreements. Such Shares constitute approximately 34.1% of the issued and outstanding Shares of Musicland common stock. Pursuant to the Shareholder Support Agreements, the Stockholders that are a party thereto have agreed to tender all Shares pursuant to the Offer. Other than with respect to and in accordance with the provisions of the Shareholder Support Agreements, the Reporting Persons do not have the right to vote or direct the vote, or to dispose or to direct the disposition of such Shares of Musicland common stock on any other matters.

    Directors and officers of Best Buy own 500 shares of Common Stock of Musicland. Such shares constitute significantly less than one percent (1%) of the issued and outstanding Shares of Musicland common stock. The individual officers and directors holding these Shares have the sole power to vote or direct the vote, and to dispose or to direct the disposition, of such Shares, and the Reporting Persons disclaim beneficial ownership thereof. Best Buy owns one (1) Share of common stock of Musicland. Such Share constitutes significantly less than one percent (1%) of the issued and outstanding Shares of Musicland. Best Buy has the sole power to vote or direct the vote, and to dispose or to direct the disposition of this Share.

    The Reporting Persons have entered into the Stock Option Agreement (described in Item 3 above), pursuant to which Musicland has granted to the Purchaser an irrevocable Top-Up Stock Option to purchase that number of Top-Up Option Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser and Best Buy immediately following consummation of the Offer, will constitute ninety (90%) of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the price per Share in the Offer. If Purchaser exercises the Top-Up Stock Option, it will have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the Top-Up Option Shares.

    (c) Except as described herein, the Reporting Persons have not effected any transaction in Musicland common stock during the past 60 days and, to the Reporting Persons' knowledge, none of the persons named in Schedule I to the Offer to Purchase has effected any transaction in Musicland common stock during the past sixty (60) days.

    (d)—(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

    The information set forth in the Offer to Purchase under Section 12 ("Purpose of the Offer; Plans for Musicland; Merger Agreement; Shareholder Support Agreements; Top-Up Option Agreement; Confidentiality Agreement; Employment and Consulting Agreements") is incorporated herein by reference.

    Other than the Merger Agreement, the Shareholder Support Agreements and the Stock Option Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Musicland, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    The following documents are filed as exhibits:

    1.  Offer to Purchase, dated December 21, 2000.

    2.  Agreement and Plan of Merger, dated December 6, 2000, by and among Best Buy Co., Inc., EN Acquisition Corp. and Musicland Stores Corporation.

    3.  Stock Option Agreement, dated December 6, 2000, by and between Best Buy Co., Inc. EN Acquisition Corp. and Musicland Stores Corporation.

    4.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Jack W. Eugster.

    5.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Keith A. Benson.

    6.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Kenneth F. Gorman.

    7.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and William A. Hodder.

    8.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Josiah O. Low, III.

    9.  Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Terry T. Saario.

    10. Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Alfred Teo and Annie Teo.

    11. Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.

    12. Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Tom F. Weyl.

    13. Shareholder Support Agreement, dated December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Michael W. Wright.

    14. Joint Filing Agreement.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2001	BEST BUY CO., INC.
	By:	/s/ ALLEN U. LENZMEIER (Signature)
Allen U. Lenzmeier, Executive Vice President and Chief Financial Officer (Name and Title)
EN ACQUISITION CORP.
	By:	/s/ ALLEN U. LENZMEIER (Signature)
Allen U. Lenzmeier, Executive Vice President and Chief Financial Officer (Name and Title)

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